
RECEIVED
FEB 2 0 2007
203
SEC MAIL PROCESSING SECTION
WASH. D.C.





07007405

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51903

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Activa Asset Management, LLC

OFFICIAL USE ONLY
47781
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2905 Lucerne SE, Suite 200
(No. and Street)

Grand Rapids	Michigan	49546
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allan D. Engel — (616) 787-6288
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — *if individual, state last, first, middle name*)

99 Monroe NW, Suite 800	Grand Rapids	Michigan	49503
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Allan D. Engel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Activa Asset Management, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Allan D. Engel, President and Secretary

Title



Notary Public

PATRICIA S. GROOTERS
Notary Public, State of Michigan
County of Kent
My Commission Expires Mar. 9, 2012
Acting in the County of Kent

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 0 2007
WASH, D.C.
203
SECTION

Activa Asset Management, LLC

(a wholly owned subsidiary of Activa Management Services, LLC)

Statement of Financial Condition

December 31, 2006

Public Document


SEC MAIL PROCESSING
RECEIVED
FEB 20 2007
WASH, D.C.
203
SECTION

Activa Asset Management, LLC

Contents



BDO Seidman, LLP
Accountants and Consultants

99 Monroe Avenue NW, Suite 800
Grand Rapids, Michigan 49503-2654
Telephone: (616) 774-7000
Fax: (616) 776-3680

Independent Auditors' Report

Activa Asset Management, LLC
Grand Rapids, Michigan

We have audited the accompanying statement of financial condition of Activa Asset Management, LLC, a wholly-owned subsidiary of Activa Management Services, LLC, as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Activa Asset Management, LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Grand Rapids, Michigan
February 12, 2007

Activa Asset Management, LLC

Statement of Financial Condition

December 31,	2006
Assets	
Cash and cash equivalents (Notes 1 and 2)	$ 1,331,493
Advisory fees receivable from Activa Mutual Fund (Note 3)	427,524
Service fees receivable from Activa Mutual Fund (Note 3)	115,444
12b-1 fees receivable from Activa Mutual Fund (Note 3)	75,761
Transfer agent fees receivable from Activa Mutual Fund (Note 3)	58,738
Cash management fees receivable from Reserve Management Corp. (Note 3)	24,091
	$ 2,033,051
Liabilities and Member's Equity	
Liabilities	
Sub-advisory fee payable (Note 3)	$ 271,355
Due to customers	6,612
Due to affiliate (Note 4)	529,539
Accrued liabilities and other payables	93,751
Total Liabilities	901,257
Member's Equity (Note 5)	1,131,794
Liabilities and Member's Equity	$ 2,033,051

See accompanying notes to statement of financial condition.

1. Nature of Operations and Significant Accounting Policies

Activa Asset Management, LLC (AAM) conducts business as a registered broker and dealer in securities and transfer agent under the provisions of the Securities Exchange Act of 1934, a distributor of mutual funds, and is a member of the National Association of Securities Dealers, Inc. AAM is also a Registered Investment Advisor with the Securities and Exchange Commission. AAM commenced operations on May 26, 1999, and is wholly owned by Activa Management Services, LLC (Parent).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks. The AMS Ready Money Account held by AAM amounted to $736,180 at December 31, 2006.

Due to Customers

Amounts payable to customers represent amounts due for cash transactions.

12b-1 Fees, Advisory Fees, Transfer Agent Fees and Service Fees Income

12b-1 fees, advisory fees, transfer agent fees and service fees income are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract. Cash management fees are received monthly.

Federal Income Taxes

No provision for federal, state or local income taxes has been made since AAM is a limited liability company and is, therefore, not subject to income taxes. Income or loss is reported by the members of the Parent on the members' individual tax returns.

New Accounting Standards

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), an interpretation of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. FIN 48 seeks to reduce the significant diversity in practice associated with financial statement recognition and measurement in accounting for income taxes and prescribes a recognition threshold and measurement attribute for disclosure of tax positions taken or expected to be taken on an income tax return. This interpretation will be effective for AAM as of January 1, 2007. AAM does not expect the adoption of FIN 48 will have a significant impact on its results of operations, financial position or cash flows.

In September 2006, the FASB also issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. This Statement applies to fair value measurements already required or permitted by existing standards and will be effective for AAM as of January 1, 2008. AAM does not expect the adoption of SFAS 157 will have a significant impact on its results of operations, financial position or cash flows.

2. Cash Segregated Under Federal and Other Regulations

Cash of $3,759 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. Based upon the computation under SEC Rule 15c3-3, a deposit in the amount of $3,183 was required to be made as of December 31, 2006 into the special reserve bank account. This deposit was made on January 2, 2007.

3. Special Contracts and Agreements

AAM has entered into investment advisory agreements with Activa Mutual Fund Trust (Trust) (comprising the Intermediate Bond, Value, Growth and International Funds [Funds]), its sole advisory customer. The Trust employs AAM to provide investment advice and manage on a regular basis the investment portfolios for the Funds. Except when otherwise specifically directed by the Funds, AAM or the Sub-Advisers make investment decisions on behalf of the Funds and places all orders for the purchase and sale of portfolio securities for the Funds' accounts. In return for these services, the Funds pay AAM an annual rate as follows:

Fund	% of Average Net Assets
Intermediate Bond	.40% on first $50 million; .32% on next $100 million; .24% on assets in excess of $150 million
Value	.60% on first $100 million; .50% on assets in excess of $100 million; the minimum annual fee shall be $350,000 plus .20%
Growth	.70% on first $25 million; .65% on next $25 million; .60% on assets in excess of $50 million
International	.85% on first $50 million; .75% on assets in excess of $50 million

As permitted by the above agreements, AAM has retained a Sub-Advisor for each fund. The Sub-Advisors and the related fees paid by AAM are as follows:

Fund	Sub-Advisor	Fee
Intermediate Bond	McDonnell Investment Management, LLC	$ 154,704
Value	Wellington Management Company, LLP	$ 532,677
Growth	BlackRock Capital Management, Inc.	$ 120,660
International	Tradewinds NWQ Global Investors, LLC	$ 253,299

Pursuant to Rule 12b-1 under the Investment Company Act of 1940, the Value Fund, Intermediate Bond Fund, Growth Fund and International Fund have entered into a Plan and Agreement of Distribution with AAM. Under the terms of the agreement, AAM provides services in connection with distributing the Funds' shares (except Value Fund Class R). For these services rendered, the Funds compensate AAM quarterly at a maximum annual rate of .25 of 1% of the average net assets of the Fund. For the year ended December 31, 2006, the Board of Trustees approved an annual rate of .10 of 1% of average net assets for each fund.

The Funds have a transfer agency and dividend disbursing agency agreement with AAM. Under these agreements, AAM is the agent for transfer of the Funds' shares and disbursement of the Funds' distributions. For these services, the Intermediate Bond, Value (Class A), Growth and International Funds pay a monthly fee based upon $2.00 per account in existence during the month. AAM is compensated by the Value Fund (Class R) at a monthly rate of 1/12 of .20% (.20% annually) of average net assets.

On June 11, 1999, as amended on June 3, 2004, AAM entered into an administrative agreement with the Trust. Under the terms of the agreement, AAM will act as administrator for the Funds. As administrator of the Funds, AAM will furnish office space and office facilities, equipment and personnel, as well as providing services relating to compliance, tax and financial service requirements. For these services AAM will be compensated quarterly by each fund at an annual rate of .15% of 1% of average daily net assets.

AAM has entered into an agreement with Reserve Management Corporation (RMC) whereby AAM customers can establish an AMS Ready Money Account. AAM forwards the deposited funds to RMC, who as agent for the customers, deposits the funds in money market deposit accounts at participating FDIC-insured financial institutions. The deposits are held in RMC's name. RMC provides systems and back office infrastructure for account recordkeeping and administration.

4. Accounts Payable to Affiliate

At December 31, 2006, $529,539 was payable to an affiliate for compensation expenses related to AAM personnel and various services (including accounting, human resource and information system support) provided by the Parent.

5. **Net Capital Requirements**

AAM is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15.0 to 1.0. At December 31, 2006 AAM had net capital of $857,760 which was $607,760 in excess of its required net capital of $250,000. AAM's ratio of aggregate indebtedness to net capital is 1.05 to 1.0.

6. **Subsequent Events**

On January 26, 2007 Activa Asset Management, LLC paid a dividend to the Parent. The amount distributed was $400,000.



BDO Seidman, LLP
Accountants and Consultants

99 Monroe Avenue NW, Suite 800
Grand Rapids, Michigan 49503-2654
Telephone: (616) 774-7000
Fax: (616) 776-3680


SEC MAIL PROCESSING
RECEIVED
FEB 2 0 2007
WASH, D.C.
203
SECTION

Independent Auditors' Report

Activa Asset Management, LLC
Grand Rapids, Michigan

In planning and performing our audit of the financial statements of Activa Asset Management, LLC (Activa) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Activa, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of a fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of Activa is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Activa has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Activa's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Trustees, management of Activa Asset Management, LLC, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Grand Rapids, Michigan
February 12, 2007

END